PERPETUAL ENERGY INC.
NOTICE OF ANNUAL GENERAL MEETING OF SHAREHOLDERS

to be held May 25, 2011

NOTICE IS HEREBY GIVEN that the annual general meeting (the "Meeting") of the holders ("Shareholders") of shares ("Shares") of Perpetual Energy Inc. ("Perpetual" or the "Corporation") will be held at the Calgary Petroleum Club, 319 – 5th Avenue S.W., Calgary, Alberta on May 25, 2011, at 9:00 a.m. (MDT) for the following purposes:

(a)

to receive and consider the audited consolidated financial statements of the Corporation for the year ended December 31, 2010, together with the auditors' report thereon;

(b)

to fix the number of directors of the Corporation to be elected at the Meeting at eight (8) members;

(c)

to elect directors of the Corporation;

(d)

to appoint auditors of the Corporation and to authorize the directors to fix their remuneration as such; and

(e)

to transact such further and other business as may properly be brought before the Meeting or any adjournment thereof.

Specific details of the matters to be put before the Meeting are set forth in the Information Circular.

The record date (the "Record Date") for determination of Shareholders entitled to receive notice of and to vote at the Meeting is April 5, 2011.

Only Shareholders whose names have been entered in the register of Shares on the close of business on the Record Date will be entitled to receive notice of and to vote at the Meeting.  Shareholders who acquire Shares after the Record Date will not be entitled to vote such Shares at the Meeting.

Each Share outstanding on the Record Date is entitled to one vote at the Meeting.

A Shareholder may attend the Meeting in person or may be represented by proxy.  Shareholders who are unable to attend the Meeting or any adjournment thereof in person are requested to date, sign and return the accompanying form of proxy for use at the Meeting or any adjournment thereof.  To be effective, the proxy must be received by Computershare Trust Company of Canada, Proxy Department, 100 University Avenue, 9th Floor, Toronto, Ontario M5J 2Y1, by no later than 9:00 a.m. (MDT) on Friday, May 20, 2011 or the second last business day immediately preceding any adjournment of the Meeting.

DATED at the City of Calgary, in the Province of Alberta, this 19th day of April, 2011.

BY ORDER OF THE BOARD OF DIRECTORS OF

PERPETUAL ENERGY INC.

(signed) "Susan L. Riddell Rose"

Susan L. Riddell Rose

President and Chief Executive Officer